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                                                                       Exhibit 6

February 4, 2000



Board of Directors
Advanced Machine Vision Corporation
2067 Commerce Drive
Medford, Oregon 97504

Gentlemen:

           FMC is pleased to submit this proposal to acquire AMVC for $1.75 per share in cash. We believe this transaction provides AMVC's shareholders with a full and fair price and will give AMVC's employees and customers significant benefits in terms of growth and stability.

           Because of our current ownership position and other relationships, FMC is in a position to move very quickly and on terms and conditions which provide the greatest level of certainty of consummation that you could reasonably expect from any potential acquiror. We expect no issues from the standpoint of regulatory approval. We obviously do not have a financing condition.

           Of course, any transaction would be subject to negotiation, approval and execution of definitive written agreements. We respectfully request that the Board authorize the commencement of negotiations at today's meeting and that the Board establish a negotiating committee to work with AMVC's financial and legal advisors. If the Board takes those steps, we will direct our counsel to deliver a draft Agreement to AMVC's counsel no later than February 7, 2000.

     Two aspects of the Agreement as we envision it warrant a preview. It will be a condition to FMC's willingness to execute the Agreement that there be a simultaneous execution of an agreement with Rodger Van Voorhis providing for his purchase of Ventek immediately following the consummation of FMC's acquisition of AMVC. We believe that this condition should not be viewed as significant, because FMC and Mr. Van Voorhis agreed in principle on the terms of such a transaction earlier today. (A copy of that agreement in principle is attached for your information.) Second,
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Board of Directors
Page 2
February 4, 2000



in order to expedite getting funds to the non-tendering holders at the "back end," it would be desirable that the holders of all Class B shares agree to tender or convert their shares to Class A.

           In light of our position as a Schedule 13D filer, we are today amending our current filing and issuing a press release. (A copy of our press release is attached for your information.)

           A Board meeting is already scheduled for February 10, 2000. It would be ideal if we could move things along to the point of having an Agreement to review in detail on that date, to approve on the following day and to execute as soon as possible thereafter. If the Board will need more time than that to complete its work and obtain a fairness opinion, we would clearly understand. Nevertheless, we see no reason why an Agreement could not be entered into by February 17, 2000 and, accordingly, this proposal will be deemed rejected if an Agreement has not been executed by that date.

           We look forward to hearing from you.

                                            Sincerely,

                                            FMC CORPORATION


                                            By:  /s/Charles H. Cannon
                                                 ---------------------------
                                                 Charles H. Cannon
                                                 Vice President
                                                     General Manager of Food
                                                     and Transportation
                                                     Systems

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